SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              THE TIMKEN COMPANY
                   ----------------------------------------
                               (Name of Issuer)


                        Common Stock Without Par Value
                   ----------------------------------------
                        (Title of Class of Securities)


                                   456866102
                   ----------------------------------------
                                (CUSIP Number)


                    Senior Vice President, General Counsel
                            Ingersoll-Rand Company
                            200 Chestnut Ridge Road
                       Woodcliff Lake, New Jersey 07677
                                (201) 573-3473

          -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 18, 2003
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                             (Page 1 of 17 Pages)

                                                              ------------------
                                                              Page 2 of 17 Pages
                                                              ------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Ingersoll-Rand Company
        13-5156640

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS:
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
        New Jersey


________________________________________________________________________________
               7    SOLE VOTING POWER
                        0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY            9,395,973

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                        0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                9,395,973


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        9,395,973


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        11.22%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON:
        CO


________________________________________________________________________________

                                                              ------------------
                                                              Page 3 of 17 Pages
                                                              ------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Ingersoll-Rand (Barbados) Holding Incorporated
        c/o David King & Co.
        First Floor
        Trident House
        Lower Broad Street
        Bridgetown, Barbados

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Barbados


________________________________________________________________________________
               7    SOLE VOTING POWER
                        0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY            9,395,973

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                        0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                9,395,973


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        9,395,973


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        11.22%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON:
        CO


________________________________________________________________________________

                                                              ------------------
                                                              Page 4 of 17 Pages
                                                              ------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Ingersoll-Rand Global Holding Company Limited
        Clarendon House
        2 Church Street
        Hamilton HM 11
        Bermuda

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda


________________________________________________________________________________
               7    SOLE VOTING POWER
                        0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY            9,395,973

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                        0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                9,395,973


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        9,395,973


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        11.22%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON:
        CO


________________________________________________________________________________

                                                              ------------------
                                                              Page 5 of 17 Pages
                                                              ------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Ingersoll-Rand Company Limited
        Clarendon House
        2 Church Street
        Hamilton HM 11
        Bermuda

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda


________________________________________________________________________________
               7    SOLE VOTING POWER
                        0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY            9,395,973

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                        0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                9,395,973


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        9,395,973


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        11.22%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON:
        CO


________________________________________________________________________________

                                                              ------------------
                                                              Page 6 of 17 Pages
                                                              ------------------


Item 1.   Security and Issuer.

          This statement on Schedule 13D (the "Schedule 13D") relates to the common stock without par value (the "Timken Common Stock") of The Timken Company, an Ohio corporation ("Timken"). The address of the principal executive office of Timken is 11835 Duebler Avenue, S.W., Canton, Ohio 44706.

Item 2.   Identity and Background.

          This Schedule 13D is filed on behalf of:

          (i)     Ingersoll-Rand Company, a New Jersey corporation ("IR");

          (ii) Ingersoll-Rand (Barbados) Holding Incorporated ("IRBHI"), a Barbados corporation, in its capacity as the parent company of IR;

          (iii) Ingersoll-Rand Global Holding Company Limited ("IRGHC"), a Bermuda corporation, in its capacity as the parent company of IRBHI; and

          (iv) Ingersoll-Rand Company Limited ("IR Bermuda"), a Bermuda corporation, in its capacity as the parent company of IRGHCL (together with IR, IRBHI and IRGHC, the "Reporting Persons").

          Through its subsidiaries, including IR, IRBHI and IRGHC, IR Bermuda is a leading innovation and solutions provider for the major global markets of Security and Safety, Climate Control, Industrial Solutions and Infrastructure. The address of the principal executive office of IR is 200 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07677. The address of the principal executive office of IRBHI is c/o David King & Co., First Floor, Trident House, Lower Broad Street, Bridgetown, Barbados. The address of the principal executive office of IRGHC is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of the principal executive office of IR Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

          To the best of the knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in
Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

          During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the executive officers or directors of the Reporting Persons listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

                                                              ------------------
                                                              Page 7 of 17 Pages
                                                              ------------------

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On February 18, 2003, pursuant to a Stock and Asset Purchase Agreement (the "Purchase Agreement"), dated as of October 16, 2002, among IR Bermuda, on behalf of itself, IR and the other sellers named therein, and Timken, on behalf of itself and the other buyers named therein, Timken acquired the Engineered Solutions business segment of IR Bermuda (the "Transaction"). Engineered Solutions comprises IR Bermuda's worldwide operations relating to precision bearings and motion-control components and assemblies, and includes the Torrington, Fafnir, Kilian, Nadella and IRB brands. In consideration for the sale pursuant to the Purchase Agreement, IR Bermuda and the other applicable sellers (including IR) received $700 million in cash and IR received 9,395,973 shares of Timken Common Stock to which this report relates.

          IR Bermuda filed a copy of the Purchase Agreement as Exhibit 2.1 to its current report on Form 8-K dated October 17, 2002 (the "8-K"). References to, and descriptions of, the Purchase Agreement as set forth above in this
Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, a copy of which has previously been filed as Exhibit 2.1 to IR Bermuda's 8-K and is incorporated herein by reference.

Item 4.   Purpose of the Transaction.

          IR acquired 9,395,973 shares of Timken Common Stock as consideration for the sale by IR Bermuda and its subsidiaries, including IR, to Timken of the shares and assets comprising IR Bermuda's Engineered Solutions business segment pursuant to the Purchase Agreement.

          References to, and descriptions of, the Purchase Agreement as set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, a copy of which has previously been filed as Exhibit 2.1 to IR Bermuda's 8-K and is incorporated therein by reference.

          The Reporting Persons have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of Timken.

          Pursuant to the Transaction, IR acquired 9,395,973 shares of Timken Common Stock, which comprises 11.22% of the outstanding shares of Timken Common Stock. By virtue of the relationships described under Item 2, each of IRBHI, IRGHC and IR Bermuda may be deemed to be the indirect beneficial owner of the 9,395,973 shares of Timken Common Stock (which comprises 11.22% of the outstanding shares of Timken Common Stock) directly owned by IR. By virtue of the relationships described under Item 2, each of IR, IRBHI, IRGHC and IR Bermuda may be deemed to have shared power to vote, or direct the voting of, and dispose, or

                                                              ------------------
                                                              Page 8 of 17 Pages
                                                              ------------------




direct the disposition of, the 9,395,973 shares of Timken Common Stock (which comprises 11.22% of the outstanding shares of Timken Common Stock) directly owned by IR.

          Other than as set forth in this Schedule 13D, including Schedule I hereto, to the best of the knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons nor any of their respective executive officers or directors beneficially owns any shares of Timken Common Stock and (ii) there have been no transactions in the shares of Timken Common Stock effected during the past 60 days by the Reporting Persons or any of their respective executive officers or directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Timken.

          Standstill and Voting Agreement.

          Pursuant to the Purchase Agreement, IR and Timken entered into a Standstill and Voting Agreement, dated as of February 18, 2003 (the "Standstill and Voting Agreement"). Pursuant to the Standstill and Voting Agreement, until the third anniversary of the date on which IR and IR Bermuda in the aggregate cease to own at least 4,272,890 shares of Timken Common Stock, IR and IR Bermuda have agreed that neither IR nor IR Bermuda will acquire any Timken Common Stock or other securities of Timken entitled to vote for the election of directors of Timken or any security convertible into or exchangeable for such securities (the "Securities"), subject to certain exceptions set forth in Section 3.1(a) of the Standstill and Voting Agreement. Until the third anniversary referred to above, subject to certain exceptions specified in the Standstill and Voting Agreement, IR and IR Bermuda have also agreed that neither IR nor IR Bermuda will (i) make any offer or proposals with respect to a merger or other business combination transaction involving Timken, (ii) enter into any voting agreement or arrangement with respect to the voting of its Securities (except as described below), (iii) engage in discussions or negotiations to induce others to enter into any transaction involving a change of control of Timken, (iv) join a group with respect to the ownership of Securities or (v) take other specified actions seeking to influence a change of control of Timken's management or affairs.

          In addition, the Standstill and Voting Agreement provides that until IR and IR Bermuda cease in the aggregate to beneficially own at least 4,272,890 shares of Timken Common Stock, IR and IR Bermuda are required, subject to certain exceptions in connection with the approval of certain specified transactions set forth in the Standstill and Voting Agreement, to vote its Securities in proportion to the votes cast by the other holders of Securities and may not solicit proxies in connection with any matter as to which the above obligation applies.

          In addition, pursuant to the Standstill and Voting Agreement, during the six-month period following the consummation of the Transaction, IR and IR Bermuda have agreed not to transfer any Securities, except for transfers (i) to an affiliate of IR or IR Bermuda that agrees to be bound by the terms of the Standstill and Voting Agreement, (ii) in connection with granting certain security interests or other encumbrances to financial institutions, (iii) in accordance with its rights under the Registration Rights Agreement described below or (iv) pursuant to a merger, consolidation or other similar transaction involving Timken which is approved by the stockholders of Timken. Without limiting the preceding sentence, until IR and

                                                              ------------------
                                                              Page 9 of 17 Pages
                                                              ------------------


IR Bermuda cease in the aggregate to own at least 4,272,890 shares of Timken Common Stock, IR and IR Bermuda have agreed not to transfer any Securities in a transaction that, to the knowledge of IR, would result in any person or group beneficially owning more than 5% of the outstanding Timken Common Stock, other than (A) pursuant to a registration statement or (B) pursuant to a transaction described in clauses (i) through (iv) above. In the event of certain tender offers or exchange offers, IR and IR Bermuda will generally have the right to transfer its Securities in such transaction free of any restrictions on transfer set forth in the Standstill and Voting Agreement.

          Registration Rights Agreement.

          Pursuant to the Purchase Agreement, IR and Timken entered into a Registration Rights Agreement, dated as of February 18, 2003 (the "Registration Rights Agreement"), pursuant to which IR has been granted certain registration rights by Timken. The registration rights cover the registration of the shares of Timken Common Stock issued to IR in connection with the consummation of the Transaction, any securities issued upon the transfer or in substitution for such shares and any securities issued with respect to such shares by way of certain transactions (the "Registrable Securities").

          The Registration Rights Agreement requires Timken to register the Registrable Securities pursuant to a shelf registration statement covering the sales from time to time of Registrable Securities. Holders of Registrable Securities are entitled to demand two underwritten offerings of Registrable Securities pursuant to that shelf registration statement so long as those underwritten offerings cover no less than 25% of the Registrable Securities originally held by IR (or, if less than that number of Registrable Securities are Registrable Securities, all of the remaining Registrable Securities). The holders of Registrable Securities also have the right to participate in all registrations of Timken Common Stock by Timken on behalf of itself or any other party, other than registrations on Forms S-4 or S-8. These demand and incidental registration rights are subject to customary restrictions and limitations. Timken has agreed to pay all registration expenses in connection with the registration of the Registrable Securities, except that underwriting discounts will be at the expense of the holders of Registrable Securities. In connection with any registration statement filed pursuant to the Registration Rights Agreement, Timken and the holders of Registrable Securities have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

          References to, and descriptions of, the Standstill and Voting Agreement and the Registration Rights Agreement as set forth above in this
Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are set forth as exhibits to this Schedule 13D and are incorporated herein by reference.

          To the best of IR's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such person and any person with respect to any securities of Timken.

                                                             -------------------
                                                             Page 10 of 17 Pages
                                                             -------------------


Item 7.   Material to be Filed as Exhibits.


Exhibit   Description
-------   -----------

   1. Stock and Asset Purchase Agreement, dated as of October 16, 2002, among Ingersoll-Rand Company Limited, on behalf of itself and the other sellers named therein, and the Timken Company, on behalf of itself and the other buyers names therein, incorporated by reference to Exhibit 2.1 on the Form 8-K filed by Ingersoll-Rand Company Limited on October 17, 2002.

   2. Amendment to Stock and Asset Purchase Agreement dated as of February 18, 2003, amending the Stock Purchase Agreement, dated as of October 16, 2002, between Ingersoll-Rand Company Limited, on behalf of itself and certain of its subsidiaries and The Timken Company, on behalf of itself and certain of its subsidiaries.

   3. Standstill and Voting Agreement, dated as of February 18, 2003, between The Timken Company, Ingersoll-Rand Company and Ingersoll-Rand Company Limited.

   4. Registration Rights Agreement, dated as of February 18, 2003, between The Timken Company and Ingersoll-Rand Company.

   5. Joint Filing Agreement relating to the filing of this Schedule 13D, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                                             -------------------
                                                             Page 11 of 17 Pages
                                                             -------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        INGERSOLL-RAND COMPANY

                                        INGERSOLL-RAND (BARBADOS) HOLDING
                                        INCORPORATED

                                        INGERSOLL-RAND GLOBAL HOLDING
                                        COMPANY LIMITED

                                        INGERSOLL-RAND COMPANY LIMITED

                                        By /s/ Patricia Nachtigal
                                           -----------------------
                                              Patricia Nachtigal
                                              Senior Vice President
                                              General Counsel


Dated: February 28, 2003

                                                             -------------------
                                                             Page 12 of 17 Pages
                                                             -------------------


                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                           OF INGERSOLL-RAND COMPANY

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Ingersoll-Rand Company. Each such person is a U.S. citizen.

Board of Directors

------------------------------------ ------------------------------------ ------------------------------------
Name and Title                       Business Address                     Present Principal Occupation
------------------------------------ ------------------------------------ ------------------------------------

Patricia Nachtigal                   c/o Ingersoll-Rand Company           Senior Vice President and General
Director, Senior Vice                200 Chestnut Ridge Road,             Counsel, Ingersoll-Rand Company
President and General Counsel        Woodcliff Lake, New Jersey 07677     Limited.
------------------------------------ ------------------------------------ ------------------------------------
Gerald E. Swimmer                    c/o Ingersoll-Rand Company           Vice President, Ingersoll-Rand
Director, Vice President             200 Chestnut Ridge Road,             Company Limited.
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
Ronald E. Heller                     c/o Ingersoll-Rand Company           Vice President, Deputy General
Director, Vice President, Deputy     200 Chestnut Ridge Road,             Counsel & Secretary, Ingersoll-
General Counsel and Secretary        Woodcliff Lake, New Jersey 07677     Rand Company Limited.
------------------------------------ ------------------------------------ ------------------------------------


Executive Officers Who Are Not Directors

------------------------------------ ------------------------------------ ------------------------------------
Name and Title                       Business Address                     Present Principal Occupation
------------------------------------ ------------------------------------ ------------------------------------
Herbert L. Henkel,                   c/o Ingersoll-Rand Company           Chairman, President and Chief
President and Chief                  200 Chestnut Ridge Road,             Executive Officer, Ingersoll-Rand
Executive Officer                    Woodcliff Lake, New Jersey 07677     Company Limited.
------------------------------------ ------------------------------------ ------------------------------------
Gordon A. Mapp, Senior               c/o Ingersoll-Rand Company           Senior Vice President, Sector
Vice President                       200 Chestnut Ridge Road,             President, Climate Control,
                                     Woodcliff Lake, New Jersey 07677     Ingersoll-Rand Company Limited.
------------------------------------ ------------------------------------ ------------------------------------
Timothy R. McLevish,                 c/o Ingersoll-Rand Company           Senior Vice President and Chief
Senior Vice President and            200 Chestnut Ridge Road,             Financial Officer, Ingersoll-Rand
Chief Financial Officer              Woodcliff Lake, New Jersey 07677     Company Limited.
------------------------------------ ------------------------------------ ------------------------------------
Donald H. Rice, Senior               c/o Ingersoll-Rand Company           Senior Vice President, Global
Vice President                       200 Chestnut Ridge Road,             Business Services and Human
                                     Woodcliff Lake, New Jersey 07677     Resources, Ingersoll-Rand Company
                                                                          Limited.
------------------------------------ ------------------------------------ ------------------------------------




                                                             -------------------
                                                             Page 13 of 17 Pages
                                                             -------------------


------------------------------------ ------------------------------------ ------------------------------------
Randy P. Smith, Senior               c/o Ingersoll-Rand Company           Senior Vice President and Sector
Vice President                       200 Chestnut Ridge Road,             President, Security and Safety,
                                     Woodcliff Lake, New Jersey 07677     Ingersoll-Rand Company Limited.
------------------------------------ ------------------------------------ ------------------------------------
John E. Turpin, Senior               c/o Ingersoll-Rand Company           Senior Vice President and Sector
Vice President                       200 Chestnut Ridge Road,             President, Industrial Solutions,
                                     Woodcliff Lake, New Jersey 07677     Ingersoll-Rand Company Limited.
------------------------------------ ------------------------------------ ------------------------------------
Christopher P. Vasiloff,             c/o Ingersoll-Rand Company           Senior Vice President and Sector
Senior Vice President                200 Chestnut Ridge Road,             President, Infrastructure Sector,
                                     Woodcliff Lake, New Jersey 07677     Ingersoll-Rand Company Limited.
------------------------------------ ------------------------------------ ------------------------------------
Richard W. Randall, Vice             c/o Ingersoll-Rand Company           Vice President and Controller,
President and Controller             200 Chestnut Ridge Road,             Ingersoll-Rand Company Limited.
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------


                       DIRECTORS AND EXECUTIVE OFFICERS
               OF INGERSOLL-RAND GLOBAL HOLDING COMPANY LIMITED

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Ingersoll-Rand Global Holding Company Limited. Each such person is a U.S. citizen.

Board of Directors

------------------------------------ ------------------------------------ ------------------------------------
Name and Title                       Business Address                     Present Principal Occupation
------------------------------------ ------------------------------------ ------------------------------------
Ronald G. Heller,                    c/o Ingersoll-Rand Company           Vice President, Deputy General
Director, Vice President             200 Chestnut Ridge Road,             Counsel & Secretary, Ingersoll-
and Assistant Secretary              Woodcliff Lake, New Jersey 07677     Rand Company Limited.
------------------------------------ ------------------------------------ ------------------------------------
Patricia Nachtigal                   c/o Ingersoll-Rand Company           Senior Vice President and General
Director, Senior Vice                200 Chestnut Ridge Road,             Counsel, Ingersoll-Rand Company
President and General Counsel        Woodcliff Lake, New Jersey 07677     Limited.
------------------------------------ ------------------------------------ ------------------------------------
Gerald E. Swimmer                    c/o Ingersoll-Rand Company           Vice President, Ingersoll-Rand
Director, Vice President             200 Chestnut Ridge Road,             Company Limited.
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------

                                                             -------------------
                                                             Page 14 of 17 Pages
                                                             -------------------


Executive Officers Who Are Not Directors

------------------------------------ ------------------------------------ ------------------------------------
Name and Title                       Business Address                     Present Principal Occupation
------------------------------------ ------------------------------------ ------------------------------------
Peter Hong, Vice President and       c/o Ingersoll-Rand Company           Vice President and Treasurer,
Treasurer                            200 Chestnut Ridge Road,             Ingersoll-Rand Company Limited
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------


                       DIRECTORS AND EXECUTIVE OFFICERS
               OF INGERSOLL-RAND (BARBADOS) HOLDING INCORPORATED


          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Ingersoll-Rand Barbados Holding Incorporated. Each such person is a U.S. citizen.

Board of Directors

------------------------------------ ------------------------------------ ------------------------------------
Name and Title                       Business Address                     Present Principal Occupation
------------------------------------ ------------------------------------ ------------------------------------
Ronald G. Heller,                    c/o Ingersoll-Rand Company           Vice President, Deputy General
Director & Vice President            200 Chestnut Ridge Road,             Counsel & Secretary, Ingersoll-
and Assistant Secretary              Woodcliff Lake, New Jersey 07677     Rand Company Limited.
------------------------------------ ------------------------------------ ------------------------------------
Peter Hong, Director &               c/o Ingersoll-Rand Company           Vice President and Treasurer,
Vice President and                   200 Chestnut Ridge Road,             Ingersoll-Rand Company Limited
Treasurer                            Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
Gerald E. Swimmer                    c/o Ingersoll-Rand Company           Vice President, Ingersoll-Rand
Director, Vice President             200 Chestnut Ridge Road,             Company Limited.
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------

Executive Officers Who Are Not Directors

------------------------------------ ------------------------------------ ------------------------------------
Name and Title                       Business Address                     Present Principal Occupation
------------------------------------ ------------------------------------ ------------------------------------
Patricia Nachtigal                   c/o Ingersoll-Rand Company           Senior Vice President and
Director, Senior Vice President      200 Chestnut Ridge Road,             General Counsel, Ingersoll-
and General Counsel                  Woodcliff Lake, New Jersey 07677     Rand Company Limited.
------------------------------------ ------------------------------------ ------------------------------------

                                                             -------------------
                                                             Page 15 of 17 Pages
                                                             -------------------


                       DIRECTORS AND EXECUTIVE OFFICERS
                       OF INGERSOLL-RAND COMPANY LIMITED

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Ingersoll-Rand Company Limited. Each such person is a U.S. citizen, except Messr. Godsoe, who is a citizen of Canada.

Board of Directors

------------------------------------ ------------------------------------ ------------------------------------
Name and Title                       Business Address                     Present Principal Occupation
------------------------------------ ------------------------------------ ------------------------------------
Herbert L. Henkel                    c/o Ingersoll-Rand Company           Chairman, President and Chief
Chairman, President and              200 Chestnut Ridge Road,             Executive Officer.
Chief Executive Officer              Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
Patricia Nachtigal                   c/o Ingersoll-Rand Company           Senior Vice President and General
Director, Senior Vice                200 Chestnut Ridge Road,             Counsel.
President and General Counsel        Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
Ann C. Berzin                        c/o Ingersoll-Rand Company           Former Chairman and Chief Executive
Director                             200 Chestnut Ridge Road,             Officer of Financial Guaranty
                                     Woodcliff Lake, New Jersey 07677     Insurance Company, a subsidiary
                                                                          of General Electric Capital
                                                                          Corporation.
------------------------------------ ------------------------------------ ------------------------------------
George W. Buckley                    c/o Ingersoll-Rand Company           Chairman and Chief Executive
Director                             200 Chestnut Ridge Road,             Officer of Brunswick Corporation.
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
Peter C. Godsoe                      c/o Ingersoll-Rand Company           Chairman of the Board and Chief
Director                             200 Chestnut Ridge Road,             Executive Officer of the Bank of
                                     Woodcliff Lake, New Jersey 07677     Nova Scotia.
------------------------------------ ------------------------------------ ------------------------------------
Constance Horner                     c/o Ingersoll-Rand Company           Guest Scholar at the Brookings
Director                             200 Chestnut Ridge Road,             Institution.
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
H. William Lichtenberger             c/o Ingersoll-Rand Company           Retired Chairman, President and
Director                             200 Chestnut Ridge Road,             Chief Executive Officer of
                                     Woodcliff Lake, New Jersey 07677     Praxair, Inc.
------------------------------------ ------------------------------------ ------------------------------------
Theodore E. Martin                   c/o Ingersoll-Rand Company           Retired President and Chief
Director                             200 Chestnut Ridge Road,             Executive Officer of Barnes
                                     Woodcliff Lake, New Jersey 07677     Group, Inc.
------------------------------------ ------------------------------------ ------------------------------------
Orin R. Smith                        c/o Ingersoll-Rand Company           Retired Chairman and Chief
Director                             200 Chestnut Ridge Road,             Executive Officer of Engelhard
------------------------------------ ------------------------------------ ------------------------------------




                                                             -------------------
                                                             Page 16 of 17 Pages
                                                             -------------------


------------------------------------ ------------------------------------ ------------------------------------
                                     Woodcliff Lake, New Jersey 07677     Corporation.
------------------------------------ ------------------------------------ ------------------------------------
Richard J. Swift                     c/o Ingersoll-Rand Company           Chairman of Financial Accounting
Director                             200 Chestnut Ridge Road,             Standards Advisory Council.
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
Tony L. White                        c/o Ingersoll-Rand Company           Chairman, President and Chief
Director                             200 Chestnut Ridge Road,             Executive Officer of Applera
                                     Woodcliff Lake, New Jersey 07677     Corporation.
------------------------------------ ------------------------------------ ------------------------------------


Executive Officers Who Are Not Directors

------------------------------------ ------------------------------------ ------------------------------------
Name and Title                       Business Address                     Present Principal Occupation
------------------------------------ ------------------------------------ ------------------------------------
Gordon A. Mapp, Senior Vice          c/o Ingersoll-Rand Company           Senior Vice President, Sector
President                            200 Chestnut Ridge Road,             President, Climate Control.
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
Timothy R. McLevish, Senior          c/o Ingersoll-Rand Company           Senior Vice President and
Vice President and Chief             200 Chestnut Ridge Road,             Chief Financial Officer.
Financial Officer                    Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------
Donald H. Rice, Senior Vice          c/o Ingersoll-Rand Company           Senior Vice President, Global
President                            200 Chestnut Ridge Road,             Business Services and Human
                                     Woodcliff Lake, New Jersey 07677     Resources.
------------------------------------ ------------------------------------ ------------------------------------
Randy P. Smith, Senior Vice          c/o Ingersoll-Rand Company           Senior Vice President and
President                            200 Chestnut Ridge Road,             Sector President, Security and
                                     Woodcliff Lake, New Jersey 07677     Safety.
------------------------------------ ------------------------------------ ------------------------------------
John E. Turpin, Senior Vice          c/o Ingersoll-Rand Company           Senior Vice President and
President                            200 Chestnut Ridge Road,             Sector President, Industrial
                                     WoodcliffLake, New Jersey 07677      Solutions.
------------------------------------ ------------------------------------ ------------------------------------
Christopher P. Vasiloff, Senior      c/o Ingersoll-Rand Company           Senior Vice President and
Vice President                       200 Chestnut Ridge Road,             Sector President, Infrastructure
                                     Woodcliff Lake, New Jersey 07677     Sector.
------------------------------------ ------------------------------------ ------------------------------------
Richard W. Randall, Senior           c/o Ingersoll-Rand Company           Vice President and Controller.
Vice President and Controller        200 Chestnut Ridge Road,
                                     Woodcliff Lake, New Jersey 07677
------------------------------------ ------------------------------------ ------------------------------------

                                                             -------------------
                                                             Page 17 of 17 Pages
                                                             -------------------


                                 EXHIBIT INDEX

Exhibit   Description
-------   -----------

   1. Stock and Asset Purchase Agreement, dated as of October 16, 2002, among Ingersoll-Rand Company Limited, on behalf of itself and the other sellers named therein, and the Timken Company, on behalf of itself and the other buyers names therein, incorporated by reference to Exhibit 2.1 on the Form 8-K filed by Ingersoll-Rand Company Limited on October 17, 2002.

   2. Amendment to Stock and Asset Purchase Agreement dated as of February 18, 2003, amending the Stock Purchase Agreement, dated as of October 16, 2002, between Ingersoll-Rand Company Limited, on behalf of itself and certain of its subsidiaries and The Timken Company, on behalf of itself and certain of its subsidiaries.

   3. Standstill and Voting Agreement, dated as of February 18, 2003, between The Timken Company, Ingersoll-Rand Company and Ingersoll-Rand Company Limited.

   4. Registration Rights Agreement, dated as of February 18, 2003, between The Timken Company and Ingersoll-Rand Company.

   5. Joint Filing Agreement relating to the filing of this Schedule 13D, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.